Lang Michener LLP Barristers and Solicitors
Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile: (604) 685-7084

File Number: 46135-0438

Web site: www.langmichener.com

Direct Line: (604) 691-7457
Direct Fax Line: (604) 893-2378
E-Mail: swortley@lmls.com

September 11, 2006

FILED ON EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
20549-0406

Attention: Cecilia D. Blye
Chief, Office of Global Security Risk

Dear Ms. Blye:

International Hi-Tech Industries Inc.
Form 20-F, Amendment No. 2, for the fiscal year ended December 31, 2005
File No. 1-13024

We are counsel for International Hi-Tech Industries Inc. (the "Company") and acknowledge receipt of your letter dated August 31, 2006 addressed to Roger Rached, Chief Executive Officer of the Company.

The Company has advised that its only relationship with Cuba, Iran, North Korea, Sudan and Syria is the fact that the Company has received patents for its technology in these countries. In order to protect its intellectual property rights as well as the interests of its investors, between 1993 and 1995, the Company applied for patent protection of its technology in every country that has a patent system, including Cuba, Iran, North Korea, Sudan and Syria. As a result, the Company currently holds patent protections in 165 countries.

The Company has advised that in July 2001, the Company entered into an interim agreement with a potential joint venture partner, located in Lebanon, in connection with the proposed construction of a factory to manufacture components for modular customized panel-based structures. The proposed factory was to be situated in a location to be determined in Lebanon, Jordan or Syria. Under the terms of the interim agreement, the potential joint venture partner was to provide funding for the project. The potential joint venture partner defaulted on its obligations under the interim agreement, so the Company cancelled the interim agreement in August 2002.


The Company has advised that other than patent protection for the Company's technology in Cuba, Iran, North Korea, Sudan and Syria and the interim agreement with a potential joint venture partner to construct a factory in Lebanon, Jordan or Syria, the Company has not had, does not have, and has no plans to establish, any contacts with or in Cuba, Iran, North Korea, Sudan or Syria.

The Company has advised that while it believes that it is prudent to maintain patent protection in as many countries as possible in order to protect its technology and the interests of its shareholders, the Company considers its patent protections in Cuba, Iran, North Korea, Sudan and Syria to constitute minimal contacts with these countries that are, individually and in the aggregate, not of material significance to the Company. As such, the Company believes that these contacts do not constitute a material investment risk for its securityholders.

The Company's management has advised us that it understands and appreciates the importance of the Commission's inquiry regarding contacts with countries identified by the U.S. State Department as state sponsors of terrorism. The Company is particularly attuned to such issues because the family of the Company's President is originally from East Beirut, Lebanon, so they understand first-hand the destructive power and insidious nature of terrorism.

At the Commission's request, enclosed please find a written acknowledgment by the Company. Should you have any questions or concerns with respect to the above or the enclosed, or require any further information, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Stephen D. Wortley

Stephen D. Wortley
for Lang Michener llp

SDW/lar
Enclosure